Flame Acquisition corp.

700 Milam Street Suite 3300

Houston, TX 77002

(713) 579-6106

February 23, 2021

Via Edgar

Office of Energy & Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:	Kevin Dougherty

Re:	Flame Acquisition Corp.
Registration Statement on Form S-1
Filed February 5, 2021, as amended
File No. 333-252805

Dear Mr. Dougherty:

Flame Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on February 24, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

FLAME ACQUISITION CORP.

By:	/s/ Gregory D. Patrinely
Gregory D. Patrinely
Chief Financial Officer and Secretary

Cc:Ryan J. Maierson, Latham & Watkins LLP

[Signature Page to Acceleration Request]